Filed by Decarbonization Plus Acquisition Corporation IV

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition

Corporation IV

Commission File No.: 001-40731

FREQUENTLY ASKED QUESTIONS DCRD WHAT IS DECARBONIZATION PLUS ACQUISITION CORPORATION IV? Decarbonization Plus Acquisition Corporation IV is a special purpose acquisition company (SPAC), or “blank check” company, formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. HOW DO I INVEST IN DECARBONIZATION PLUS ACQUISITION CORPORATION IV? There are several ways to invest in Decarbonization Plus Acquisition Corporation IV. Decarbonization Plus Acquisition Corporation IV’s securities are publicly traded on the NASDAQ exchange under the ticker symbols “DCRD”, “DCRDW” and “DCRDU.” Decarbonization Plus Acquisition Corporation IV’s Class A ordinary shares trade under DCRD. its warrants trade under DCRDW and its units trade under . Each warrant, once exercisable, will entitle the holder to purchase one Class A ordinary share of Decarbonization Plus Acquisition Corporation IV at a price of $11.50 per share, subject to adjustment, as described in Decarbonization Plus Acquisition Corporation IV’s public filings with the SEC.

Each unit is comprised of one Class A ordinary share and one-half of one warrant. Each unit may be separated into its underlying securities upon the election of the unitholder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase at least two units, upon separation, you will not be able to receive or trade a whole warrant. HAS DECARBONIZATION PLUS ACQUISITION CORPORATION IV ANNOUNCED A TARGET COMPANY WITH WHICH IT PLANS TO MERGE? Yes. On September 26. 2022, Decarbonization Plus Acquisition Corporation IV announced its intention to amalgamate with Hammerhead Resources Inc., a Canada-based energy company with assets and operations in Alberta. WHAT WILL HAPPEN TO MY SHARES OF DECARBONIZATION PLUS ACQUISITION CORPORATION IV WHEN IT COMPLETES AN AMALGAMATION WITH HAMMERHEAD RESOURCES INC.? DO I NEED TO DO ANYTHING TO KEEP MY INVESTMENT? Prior to Decarbonization Plus Acquisition Corporation IV’s amalgamation with Hammerhead Resources inc., Decarbonization Plus Acquisition Corporation IV will transfer by way of continuation from the Cayman Islands to Alberta and domesticate as an Alberta corporation. Decarbonization Plus Acquisition Corporation IV’s ordinary shares will subsequently be referred to as “common shares. As a result of the business combination, (i) each Class A common share of Decarbonization Plus Acquisition Corporation IV (the “DCRD Class A Common Shares”)will be exchanged for a Class A common share of Hammerhead Energy Inc., the new parent company following the business combination (“NewCo” and such shares, the “NewCo Class A Common Shares”), and (ii) each warrant of

Decarbonization Plus Acquisition Corporation IV (the “DCRD warrants”) will be exchanged for a warrant of NewCo (the “NewCo warrants”) and will be exercisable for one NewCo Class A Common Share. In connection with the closing of the business combination, (i) Decarbonization Plus Acquisition Corporation IV’s units will automatically separate into the component securities and will no longer trade as a separate security, (ii) following the exchange of DCRD Class A Common Shares for NewCo Class A Common Shares and the exchange of the DCRD warrants for NewCo’s warrants described above, all of Decarbonization Plus Acquisition Corporation IV’s common shares, units and warrants will be delisted from Nasdaq and will cease to be publicly traded and (iii) NewCo will list its common shares and warrants for trading on Nasdaq under the symbols “HHRS” and “HHRW,” respectively. You do not need to do anything to effect this exchange or to keep your investment.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about Hammerhead Resources Inc.’s (“Hammerhead”) or Decarbonization Plus Acquisition Corporation IV’s (“DCRD”) ability to effectuate the proposed business combination discussed in this communication; the benefits of the proposed business combination; the future financial performance of Hammerhead Energy Inc., which will be the go-forward public company following the completion of the business combination (“NewCo”), following the transactions; changes in Hammerhead’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. These forward-looking statements are based on information available as of the date of this communication, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing NewCo’s, Hammerhead’s or DCRD’s views as of any subsequent date, and none of NewCo, Hammerhead or DCRD undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Neither NewCo nor DCRD gives any assurance that either NewCo or DCRD will achieve its expectations. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, NewCo’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the timing to complete the proposed business combination by DCRD’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DCRD; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the proposed business combination; (iii) the outcome of any legal, regulatory or governmental proceedings that may be instituted against NewCo, DCRD, Hammerhead or any investigation or inquiry following announcement of the proposed business combination, including in connection with the proposed business combination; (iv) the inability to complete the proposed business combination due to the failure to obtain approval of DCRD’s shareholders; (v) Hammerhead’s and NewCo’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the proposed business combination; (vi) the ability of the parties to obtain the listing of NewCo’s common shares and warrants on Nasdaq upon the closing of the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations of Hammerhead; (viii) the ability to recognize the anticipated benefits of the proposed business combination; (ix) unexpected costs related to the proposed business combination; (x) the amount of redemptions by DCRD’s public shareholders being greater than expected; (xi) the management and board composition of NewCo following completion of the proposed business combination; (xii) limited liquidity and trading of NewCo’s securities; (xiii) geopolitical risk and changes in applicable laws or regulations; (xiv) the possibility that Hammerhead or DCRD may be adversely affected by other economic, business, and/or competitive factors; (xv) operational risks; (xvi) the possibility that the COVID-19 pandemic or another major disease disrupts Hammerhead’s business; (xvii) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Hammerhead’s resources;(xix) the risks that the consummation of the proposed business combination is substantially delayed or does not occur; and (xx) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in DCRD’s other filings with the Securities and Exchange Commission (“SEC”).

No Offer or Solicitation

This communication relates to a proposed business combination between Hammerhead and DCRD. This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any offer, sale or exchange of securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act or an exemption therefrom.

Important Information for Investors and Shareholders and Where to Find It

In connection with the proposed business combination, DCRD and NewCo intend to file a registration statement on Form F-4 (as may be amended from time to time, the “Registration Statement”) that includes a preliminary proxy statement of DCRD and a preliminary prospectus of NewCo, and after the Registration Statement is declared effective, DCRD will mail the definitive proxy statement/prospectus relating to the proposed business combination to DCRD’s shareholders as of a record date to be established for voting on the proposed business combination. The Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of DCRD’s shareholders to be held to approve the proposed business combination (and related matters). This communication does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. DCRD and NewCo may also file other documents with the SEC regarding the proposed business combination. DCRD’s shareholders and other interested persons are advised to read, when available, the Registration Statement, including the preliminary proxy statement/prospectus contained therein, and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about DCRD, Hammerhead, NewCo and the proposed business combination.

DCRD shareholders and other interested persons will be able to obtain copies of the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC, free of charge, by DCRD and NewCo through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

DCRD, Hammerhead, NewCo and their respective directors, officers and related persons may be deemed participants in the solicitation of proxies of DCRD shareholders in connection with the proposed business combination. More detailed information regarding the directors and officers of DCRD, and a description of their interests in DCRD, is contained in DCRD’s filings with the SEC, including DCRD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 29, 2022, and is available free of charge at the SEC’s web site at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of DCRD shareholders in connection with the proposed business combination and other matters to be voted upon at the DCRD shareholder meeting will be set forth in the Registration Statement for the proposed business combination when available.